PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME,

CHIYODA-KU, TOKYO 100-0011, JAPAN

July 8, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:	Ms. Stephanie Hunsaker Senior Assistant Chief Accountant

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for year ended March 31, 2010, Filed August 16, 2010

Form 6-K, Filed April 21, 2011

File No. 000-54189

Dear Ms. Hunsaker:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated June 30, 2011. We appreciate the Staff’s review of and comments to the Registrant’s previous annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “Annual Report”) and the Registrant’s report on Form 6-K submitted on April 21, 2011, as well as the Registrant’s previous response letter submitted on June 24, 2011 (the “Previous Response Letter”).

Set forth below are the Staff’s comments together with the Registrant’s responses to the comments.

Form 20-F

General

Comment No. 1: As previously requested, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Comment No. 1: The Registrant is separately submitting a written statement, dated the date hereof, acknowledging the foregoing.

Risk Factors

“Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen”, page 9

Comment No. 2: We have read your response to comment one. Given that you are unable to quantify the loss directly caused by the earthquake separately from losses caused by other economic factors and that it will likely cause an indirect adverse effect on your financial results, please confirm that you plan to discuss how the recent natural and nuclear disasters have directly and indirectly impacted your operations, including any potential workouts or loan restructurings you may make to borrowers significantly affected by these events, in your Form 20-F for the year ended March 31, 2011.

Response to Comment No. 2: In its annual report on Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”), the Registrant intends to discuss the direct and indirect impact on its operations from the recent earthquake in Japan and the accidents at the Fukushima Daiichi Nuclear Power Plant in various relevant parts of the 2011 Form 20-F. The Registrant will include in such disclosure a discussion of the general trends identified by management with respect to potential workouts or loan restructurings of borrowers affected by these events. For example, in the overview section of Item 5 of the 2011 Form 20-F, the Registrant will include disclosure substantially in the form as follows:

“On March 11, 2011, the Tohoku region of Japan experienced a major earthquake and tsunami, which caused major property damage in the region. The Great Eastern Earthquake disrupted economic activity in the region and also indirectly affected Japan nationwide. Infrastructure and facilities in the region suffered damage, causing supply chain disruptions relating to parts and supplies manufactured in the region. The direct impact of the earthquake to us was primarily physical damage to our tangible assets, such as real estate properties and system infrastructure, and was limited only to the Tohoku region. Of the more than 600 branches that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) has in Japan, only six branches are located in the region directly impacted by the earthquake. Our real estate properties of those six branches did not suffer any serious damage, and all of them continued their operations through the end of normal business hours on the day of the earthquake and resumed their operations on the next business day of the earthquake.

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“The Great Eastern Earthquake also triggered accidents at the Fukushima Daiichi Nuclear Power Plant, causing radiation contamination in the surrounding areas. As a result, the Japanese government has relocated residents from certain designated areas. We do not have any branches or offices in the evacuation area established by the Japanese government due to the accidents at the Fukushima Daiichi Nuclear Power Plant. The accidents have also resulted in an electricity power supply shortage in the Kanto region of Japan, which has negatively affected the output capacity of many Japanese companies.

“The Great Eastern Earthquake has resulted in, and will likely further cause, indirect adverse effects on our financial results such as an increase in credit costs as the credit quality of some of our borrowers may deteriorate. Our loans outstanding to borrowers in the Tohoku region as of March 31, 2011 was proportionately small, constituting less than 1% of our total loans outstanding. Soon after the earthquake, BTMU and Mitsubishi UFJ Trust and Banking Corporation were ready to offer special loan products and programs designed to financially assist borrowers affected by the Great East Japan Earthquake.

“In addition, the Great Eastern Earthquake has contributed to impairment losses on investment securities for the fiscal year ended March 31, 2011, we are unable to quantify the loss directly caused by the earthquake separately from losses caused by other economic factors. At this time, we are uncertain of the potential impact of the earthquake for the fiscal year ending March 31, 2012, because the operating environment will be influenced by numerous factors, including, but not limited to, general Japanese economic condition, pace of the market recovery (if any) and governmental policies for compensation and reconstruction.”

Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk, page 142

Credit Risk Management, page 144

Borrower Rating, page 145

Comment No. 3: We have read your response to comment five. Please confirm whether you plan to expand your disclosure in your future filings to discuss how you determine the expected debt-service capability as well as the primary data reviewed when determining your borrower rating system.

Response to Comment No. 3: The Registrant plans to expand its disclosure in future filings, including the annual report on Form 20-F for the fiscal year ended March 31, 2011, to discuss how the Registrant determines the expected debt-service capability as well as the primary data reviewed when determining the borrower rating system substantially in the form set forth in the response in the Previous Response Letter.

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Note 31 — Fair Value, page F-121

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page F-129

Comment No. 4: We have read your response to comments 15 and 16. Please confirm that you plan to expand your disclosures in future filings to discuss the different valuation techniques and assumptions used to value you the collateral underlying these loans.

Response to Comment No. 4: The Registrant plans to expand its disclosure in future filings, including the annual report on Form 20-F for the fiscal year ended March 31, 2011, to discuss the different valuation techniques and assumptions used to value collateral dependent loans substantially in the form set forth in the responses in the Previous Response Letter.

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Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202; email – tyu@paulweiss.com) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Ms. Yolanda Crittendon
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.